UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                      INTERACTIVE TELEVISION NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    45840V100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              M.A.G. Capital, LLC
                      555 South Flower Street, Suite 4200
                             Los Angeles, CA 90071
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  March 1, 2007
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             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. |X|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

<
CUSIP No. 45840V100
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.
            S.S. or I.R.S. Identification No. of above Person

            Redlands Advisors, Inc.
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) |_|
            (b) |X|
--------------------------------------------------------------------------------
      3. SEC Use Only

--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization

            California
--------------------------------------------------------------------------------
   Number of    5.    Sole Voting Power                 0
    Shares
 Beneficially   ----------------------------------------------------------------
   Owned by     6.    Shared Voting Power               1,691,290
     Each
   Reporting    ----------------------------------------------------------------
  Person With   7.    Sole Dispositive Power            0

                ----------------------------------------------------------------
                8.    Shared Dispositive Power          1,691,290

--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each
            Reporting Person                            1,691,290
--------------------------------------------------------------------------------
      10.   Check box if the Aggregate Amount in Row (9)
            Excludes Certain Shares                     |_|

--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in
            Row (9)                                     6.9%

--------------------------------------------------------------------------------
      12.   Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------

CUSIP No. 45840V100
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.
            S.S. or I.R.S. Identification No. of above Person

            David F. Firestone
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) |_|
            (b) |X|
--------------------------------------------------------------------------------
      3. SEC Use Only

--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization

            USA
--------------------------------------------------------------------------------
   Number of    5.    Sole Voting Power                 0
    Shares
 Beneficially   ----------------------------------------------------------------
   Owned by     6.    Shared Voting Power               6,764,879
     Each
   Reporting    ----------------------------------------------------------------
  Person With   7.    Sole Dispositive Power            0

                ----------------------------------------------------------------
                8.    Shared Dispositive Power          6,764,879

--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each
            Reporting Person                            6,764,879
--------------------------------------------------------------------------------
      10.   Check box if the Aggregate Amount in Row (9)
            Excludes Certain Shares                     |_|

--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in
            Row (9)                                     25.3%

--------------------------------------------------------------------------------
      12.   Type of Reporting Person (See Instructions)

            IN
--------------------------------------------------------------------------------

(1) Does not include shares of Common Stock issuable upon the conversion the non-voting shares of Series A Preferred Stock owned by either MPF, Mercator Momentum or Mercator Momentum III or all of the shares of common stock issuable upon the exercise of warrants owned by any of MPF, Mercator Momentum or Mercator Momentum III. The terms of the Series A Preferred Stock do not permit those shares to be converted if, following the conversion, any of Mercator Momentum, Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer's outstanding common stock. Since MAG beneficially owns more than 9.99% as of the date of this Schedule, none of the shares of the Series A Preferred Stock are currently convertible. The terms of the December Warrant, as defined in this Statement, to purchase 265,000 shares do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum, Mercator Momentum III, MPF or MAG to beneficially own more than 9.99% of the Issuer's outstanding common stock. Since MAG beneficially owns 19.0% of the Issuer's common stock without the exercise of the December Warrant, none of the shares of common stock issuable upon the exercise of the December Warrant have been included here.

CUSIP No. 45840V100
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.
            S.S. or I.R.S. Identification No. of above Person

            Mercator Momentum Fund, L.P.
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) |_|
            (b) |X|
--------------------------------------------------------------------------------
      3. SEC Use Only

--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization

            California
--------------------------------------------------------------------------------
   Number of    5.    Sole Voting Power                 0
    Shares
 Beneficially   ----------------------------------------------------------------
   Owned by     6.    Shared Voting Power               778,574 (1)
     Each
   Reporting    ----------------------------------------------------------------
  Person With   7.    Sole Dispositive Power            0

                ----------------------------------------------------------------
                8.    Shared Dispositive Power          778,574 (1)

--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each
            Reporting Person                            778,574 (1)
--------------------------------------------------------------------------------
      10.   Check box if the Aggregate Amount in Row (9)
            Excludes Certain Shares                     |_|

--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in
            Row (9)                                     3.1%

--------------------------------------------------------------------------------
      12.   Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------

(1) Does not include the shares of common stock issuable upon the conversion the non-voting shares of Series A Preferred Stock owned by Mercator Momentum Fund, L.P. ("Mercator Momentum"), or the shares of common stock issuable upon exercise of the December Warrant, defined below in this Statement. The terms of the Series A Preferred Stock and the December Warrant do not permit conversion of the Series A Preferred Stock or exercise of the December Warrant, as the case may be, if, following the conversion, any of Mercator Momentum, Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer's outstanding common stock. Since MAG beneficially owns more than 9.99% as of the date of this Schedule, neither the shares of the Series A Preferred Stock or the December Warrant owned by Mercator Momentum are currently convertible or exercisable, as the case may be.

CUSIP No. 45840V100
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.
            S.S. or I.R.S. Identification No. of above Person

            Mercator Momentum Fund III, L.P.
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) |_|
            (b) |X|
--------------------------------------------------------------------------------
      3. SEC Use Only

--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization

            California
--------------------------------------------------------------------------------
   Number of    5.    Sole Voting Power                 0
    Shares
 Beneficially   ----------------------------------------------------------------
   Owned by     6.    Shared Voting Power               835,664(1)
     Each
   Reporting    ----------------------------------------------------------------
  Person With   7.    Sole Dispositive Power            0

                ----------------------------------------------------------------
                8.    Shared Dispositive Power          835,664(1)

--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each
            Reporting Person                            835,664(1)
--------------------------------------------------------------------------------
      10.   Check box if the Aggregate Amount in Row (9)
            Excludes Certain Shares                     |_|

--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in
            Row (9)                                     3.3%

--------------------------------------------------------------------------------
      12.   Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------

(1) Does not include the shares of common stock issuable upon the conversion the non-voting shares of Series A Preferred Stock owned by Mercator Momentum Fund III, L.P. ("Mercator Momentum III"), or the shares of common stock issuable upon exercise of the December Warrant, defined below in this Statement. The terms of the Series A Preferred Stock and the December Warrant do not permit conversion of the Series A Preferred Stock or exercise of the December Warrant, as the case may be, if, following the conversion, any of Mercator Momentum, Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer's outstanding common stock. Since MAG beneficially owns more than 9.99% as of the date of this Schedule, neither the shares of the Series A Preferred Stock or the December Warrant owned by Mercator Momentum III are currently convertible or exercisable, as the case may be.

CUSIP No. 45840V100
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.
            S.S. or I.R.S. Identification No. of above Person

            M.A.G. Capital, LLC
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) |_|
            (b) |X|
--------------------------------------------------------------------------------
      3. SEC Use Only

--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization

            California
--------------------------------------------------------------------------------
   Number of    5.    Sole Voting Power                 0
    Shares
 Beneficially   ----------------------------------------------------------------
   Owned by     6.    Shared Voting Power               5,073,589(1)
     Each
   Reporting    ----------------------------------------------------------------
  Person With   7.    Sole Dispositive Power            0

                ----------------------------------------------------------------
                8.    Shared Dispositive Power          5,073,589(1)

--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each
            Reporting Person                            5,073,589(1)
--------------------------------------------------------------------------------
      10.   Check box if the Aggregate Amount in Row (9)
            Excludes Certain Shares                     |_|

--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in
            Row (9)                                     19.0%

--------------------------------------------------------------------------------
      12.   Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------

(1) Does not include shares of common stock issuable upon the conversion the non-voting shares of Series A Preferred Stock owned by either Mercator Momentum, Mercator Momentum III or MPF, or the shares of common stock issuable upon the exercise of the December Warrant, owned by any of Mercator Momentum, Mercator Momentum III or MPF. The terms of the Series A Preferred Stock do not permit those shares to be converted if, following the conversion, any of Mercator Momentum, Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer's outstanding common stock. Since MAG beneficially owns more than 9.99% as of the date of this Schedule, none of the shares of the Series A Preferred Stock are currently convertible. The terms of the December Warrant do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum, Mercator Momentum III, MPF or MAG to beneficially own more than 9.99% of the Issuer's outstanding common stock. Since MAG beneficially owns 19.0% of the Issuer's common stock without the exercise of the December Warrant, none of the shares of common stock issuable upon the exercise of the December Warrant have been included here.

CUSIP No. 45840V100
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.
            S.S. or I.R.S. Identification No. of above Person

            Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) |_|
            (b) |X|
--------------------------------------------------------------------------------
      3. SEC Use Only

--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization

            British Virgin Islands
--------------------------------------------------------------------------------
   Number of    5.    Sole Voting Power                 0
    Shares
 Beneficially   ----------------------------------------------------------------
   Owned by     6.    Shared Voting Power               3,419,350(1)
     Each
   Reporting    ----------------------------------------------------------------
  Person With   7.    Sole Dispositive Power            0

                ----------------------------------------------------------------
                8.    Shared Dispositive Power          3,419,350(1)

--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each
            Reporting Person                            3,419,350(1)
--------------------------------------------------------------------------------
      10.   Check box if the Aggregate Amount in Row (9)
            Excludes Certain Shares                     |_|

--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in
            Row (9)                                     13.2%

--------------------------------------------------------------------------------
      12.   Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------

(1) Does not include the shares of common stock issuable upon the conversion the non-voting shares of Series A Preferred Stock owned by Monarch Pointe Fund, Ltd. ("MPF"), or the shares of common stock issuable upon exercise of the December Warrant, defined below in this Statement. The terms of the Series A Preferred Stock and the December Warrant do not permit conversion of the Series A Preferred Stock or exercise of the December Warrant, as the case may be, if, following the conversion, any of Mercator Momentum, Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer's outstanding common stock. Since MAG beneficially owns more than 9.99% as of the date of this Schedule, neither the shares of the Series A Preferred Stock or the December Warrant owned by MPF are currently convertible or exercisable, as the case may be.

      This statement hereby amends and restates the Schedule 13G previously filed on February 8, 2006 by the Reporting Person, as defined below under Item 2 of this statement.

Item 1. Security and Issuer

      This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Interactive Television Networks, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 2010 Main Street, Suite 500, Irvine, California 92614.

Item 2. Identity and Background

      This statement is filed by Redland Advisors, Inc. ("RAI"), Mercator Momentum Fund, L.P. ("Momentum Fund"), Mercator Momentum Fund III, L.P. ("Momentum Fund III," together with Momentum Fund, the "Funds"), Monarch Pointe Fund, Ltd. ("MPF"), M.A.G. Capital, LLC ("MAG") and David F. Firestone ("Firestone"). This statement relates to the securities directly owned by RAI, the Funds, MPF and MAG. MAG is the general partner of each of the Funds and controls the investments of MPF. Firestone is the Managing Member of MAG and controls the investments of RAI. As a result of their control over the Funds and MPF, Firestone and MAG are deemed to beneficially own the securities of the Funds and MPF. As a result of his control over RAI, Firestone is deemed to also beneficially own the securities of RAI. RAI, the Funds, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      Firestone, Harry Aharonian and Eugene Loscialpo are the members of MPF's Board of Directors. Firestone is the President, Mr. Aharonian is the Portfolio Manager, and Todd Bomberg is the Chief Investment Officer of MPF.

      Firestone's principal occupation is acting as the managing member of MAG.

      Mr. Aharonian's principal occupation is Portfolio Manager of MAG and Portfolio Manager of MPF. Mr. Aharonian is a United States citizen, and his principal address is 555 South Flower Street, Suite 4200, Los Angeles, CA 90071.

      Mr. Loscialpo is a member of MPF's Board of Directors, and is not otherwise employed. Mr. Loscialpo is a United States citizen, and his principal address is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      The business address of each of RAI, the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayer Street Lower, Dublin 1, Republic of Ireland. RAI is a California corporation. Each of the Funds is a California limited partnership. MAG is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands. Firestone is a United States citizen.

      During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      Each of the Funds and MPF raised its capital by selling limited partnership interests or shares of its capital stock, in the case of MPF, in a private placement to purchased who were "accredited investors" for purposes of Rule 501 of Regulation D under the Securities Act of 1933 and "qualified clients" within the meaning of Rule 205-3(d) under the Investment Advisors Act of 1940, as amended. RAI raised its capital by selling shares of its capital stock.

Item 4. Purpose of Transaction

      On December 15, 2006, MPF purchased 933,333 shares of Common Stock ("MPF Shares"), pursuant to a Subscription Agreement, dated December 14, 2006, by and among MAG, the Funds, MPF and the Issuer. Under that certain Subscription Agreement, the Certificate of Designation of Preferences and Rights of Series A Convertible Preferred Stock was amended to reduce the conversion price of the Series A Preferred Stock from $3.75 to $0.75 per share. The sale of the MPF Shares was not registered under the Securities Act of 1933, as amended (the "Act"), and the shares were issued and sold in reliance upon the exemption from registration contained in Section 4(2) of the Act and Regulation D promulgated thereunder. The MPF Shares may not be offered or sold in the United States in the absence of an effective registration statement, or exemption from the registration requirements, under the Act. The MPF purchased the MPF Shares for investment purposes.

      Pursuant to that certain Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") between MAG, MPF and each of the Funds, on December 21, 2006, MAG irrevocably assigned to MPF and the Funds all of MAG's right, title and interest in certain of the Issuer's securities owned by MAG, including MAG's rights and obligations with respect to such securities. The Issuer's securities that MAG transferred to MPF and the Funds consisted of the following:

      o Warrants to purchase up to 9,367 shares of Common Stock were assigned to Momentum Fund;

      o Warrants to purchase up to 11,141 shares of Common Stock were assigned to Momentum Fund III; and

      o Warrants to purchase up to 32,492 shares of Common Stock were assigned to MPF.

      MAG continues to retain all investment and voting powers with respect to the transferred securities. The parties to the Assignment and Assumption Agreement agreed to use their commercially reasonable efforts to deliver all certificates evidencing the assigned securities and to otherwise complete the transfer of the assigned securities as soon as is reasonably practical.

      On March 1, 2007, pursuant to a Stock Sale and Purchase Agreement by and between Momentum Fund and Michael Martinez, President of the Issuer, Momentum Fund purchased 250,525 shares for an aggregate price of $25,052.52 for investment purposes.

      On March 1, 2007, pursuant to a Stock Sale and Purchase Agreement by and between Momentum Fund III and Michael Martinez, President of the Issuer, Momentum Fund III purchased 301,061 shares for an aggregate price of $30,106.09 for investment purposes.

      On March 1, 2007, pursuant to a Stock Sale and Purchase Agreement by and between MPF and Michael Martinez, President of the Issuer, MPF purchased 948,414 shares for an aggregate price of $94,841.39 for investment purposes.

Item 5. Interest in Securities of the Issuer

      As of March 6, 2007, RAI, each of the Funds, MPF and MAG directly owned the following securities of the Issuer:

      RAI owned 1,691,290 shares of Common Stock.

      Momentum Fund owned 356,135 shares of Common Stock, warrants to purchase up to 469,274 shares of Common Stock, and 589,116 shares of Series A Preferred Stock ("Series A Shares") that are convertible into 2,945,580 shares of Common Stock.

      Momentum Fund III owned 428,835 shares of Common Stock, warrants to purchase up to 462,533 shares of Common Stock and 700,680 shares of Series A Shares that are convertible into 3,503,400 shares of Common Stock.

      MPF owned 2,248,618 shares of Common Stock, warrants to purchase up to 1,333,193 shares of Common Stock and 2,043,537 shares of Series A Shares that are convertible into 10,217,685 shares of Common Stock.

      MAG owned 40,000 shares of Common Stock.

      David F. Firestone did not directly owned any securities of the Issuer.

      Each Series A Share is convertible into the number of shares of Common Stock determined by dividing $3.75 by the conversion price of $0.75, adjusted for stock splits and similar events.

      The documentation governing the terms of the warrants and the Series A Shares and the December Warrant, as defined below, contain provisions prohibiting any exercise of the warrants or conversion of Series A Shares that would result in any of the Funds, MPF and MAG owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

      Mercator Momentum, Mercator Momentum III and MPF own a five-year warrant to purchase up to 265,000 shares of Common Stock, at an exercise price of $5.00 per share (the "December Warrant"), which was issued in connection with the sale of the Series A Shares in December 2005.

      Collectively, the Funds and MPF also currently have warrants to purchase up to an aggregate of 1,000,000 shares of Common Stock from Michael Martinez, the President and a major shareholder of the Issuer ("Martinez Warrants"). Collectively, the Funds and MPF also currently have warrants to purchase up to an aggregate of 1,000,000 shares of Common Stock from David Koenig, Chief Technology Officer of the Issuer's subsidiary and a major shareholder of the Issuer ("Koenig Warrants"). The Martinez Warrants and the Koenig Warrants can be exercised at any time at a price of $0.001 per share. There is no expiration date for the holder to exercise its right to purchase shares under either the Martinez Warrants or the Koenig Warrants. The Martinez Warrants and Koenig Warrants were issued in connection with the cancellation of a $1,250,000 loan by Mercator Momentum, Mercator Momentum III and MPF to M & A Business Consulting, Inc. on June 13, 2005, at a rate of 7.5% per annum or the Wall Street Journal Primate Rate plus 2%. This loan was secured by a pledge of 2,500,000 shares of Common Stock owned by Michael Martinez and David Koenig, and was subsequently cancelled on October 2, 2005 in exchange for an aggregate of 500,000 shares of Common Stock (250,000 shares from each of Messrs. Martinez and Koenig) and the Martinez Warrants and the Koenig Warrants.

      As of March 6, 2007, the aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by each person identified in Item 2(a) may be found in rows 9 and 11 of the cover pages. The percentages were based on the assumption that the Issuer had 24,691,605 shares of Common Stock outstanding as of December 31, 2006, which is the number reported by the Issuer, according to its Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006, filed on November 17, 2006, increased by the 933,333 shares of Common Stock that MPF purchased on December 15, 2006.

      The right to vote and the right to dispose of the shares beneficially owned by each of the Funds and MPF are shared among the Fund or MPF and both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by RAI are shared by RAI and Firestone.

      The Reporting Persons acquisitions and dispositions of beneficial ownership of the Issuer's securities since January 5, 2007 were as follows:

      (i) On March 1, 2007, Momentum Fund purchased 250,525 shares of Common Stock from Michael Martinez, President and a majority shareholder.

      (ii) On March 1, 2007, Momentum Fund III purchased 301,061 shares of Common Stock from Michael Martinez, President and a majority shareholder.

      (iii) On March 1, 2007, MPF purchased 948,414 shares of Common Stock from Michael Martinez, President and a majority shareholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Purchase of Series A Preferred Stock in December 2005

Subscription Agreement for the Series A Shares

Each of the Funds, MPF and MAG entered into a subscription agreement with the Issuer on December 21, 2005, pursuant to which the Funds and MPF purchased an aggregate of 3,333,333 shares of Series A Convertible Preferred Stock and warrants to purchase up to 265,000 shares of Common Stock (the "December Warrants"). Pursuant to this subscription agreement, each Series A Share was convertible into one share of Common Stock, determined by dividing the purchase price by the conversion price of $3.75, adjusted for stock splits and similar events.

The purchase price for the Series A Shares consisted of (i) the following securities issued by Interactive Brand Development, Inc. ("IBD"): (1) 34,988 shares of Series D Convertible Preferred Stock (the "Series D Preferred Stock") held by MPF, (2) 11,657 shares of Series D Preferred Stock held by Momentum Fund III, (3) 11,269 shares of Series D Preferred Stock held by Momentum Fund, (4) 34,000 shares of Series E Convertible Preferred Stock held by MPF, (v) 200,000 shares of restricted common stock held by MPF (collectively, the "IBD Securities"), (ii) the assignment to the Issuer of all of the rights under the all of the agreements, certificates and instruments entered into by the Funds, MPF and MAG, or any of them, and IBD in connection with the issuance to the Funds, MPF and MAG of the IBD Securities, and (iii) an aggregate of $2,000,000 in cash.

Certificate of Designation of Preferences and Rights of Series A Convertible Preferred Stock of Interactive Television Networks, Inc.

The Issuer designated the Series A Convertible Preferred Stock, par value $0.001 per share, effective December 27, 2005.

Registration Rights Agreement

Each of the Funds, MPF and MAG entered into a registration rights agreement with the Issuer, dated December 21, 2005, pursuant to which the Issuer agreed to register the shares of Common Stock issuable upon the conversion of Series A Shares and upon the exercise of the December Warrants. Pursuant to this Agreement, the Issuer agreed to include 3,598,333 shares of Common Stock, which number represented the number of shares of Common Stock, in a registration statement to be filed with the Securities and Exchange Commission by or within 130 days after December 27, 2005. If the Issuer failed to file the registration statement by then, the Issuer was to pay to the Funds, MPF and MAG One Thousand Dollars ($1,000) per day until such registration statement is declared effective.

Warrant

A five-year warrant to purchase up to 265,000 shares of Common Stock was issued to the Funds, MPF and MAG, at an exercise price of $5.00 per share on December 27, 2005. The warrant contained language prohibiting any of the holders to exercise the warrant if such exercise would cause any of the Funds, MPF and MAG to beneficially own more than 9.99% of the Company's Common Stock then outstanding.

December 2006 Transactions

Assignment and Assumption Agreement

The description of the Assignment and Assumption Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

Subscription Agreement for the MPF Shares

Each of the Funds, MPF and MAG entered into a subscription agreement with the Issuer on December 14, 2006, pursuant to which MPF purchased 933,333 shares of Common Stock and the Issuer agreed to reduce the conversion price of the Series A Convertible Preferred Stock from $3.75 to $0.75 per share. The number of shares of Series A Convertible Preferred Stock that any of the Funds, MPF and MAG can acquire at any time is subject to a limitation that prohibits such conversion if it would result in any of the Funds, MPF and MAG owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

Amendment to Certificate of Designation of Series A Convertible Preferred Stock

The Issuer amended the Certificate of Designation of Series A Convertible Preferred Stock to decrease the conversion price from $3.75 to $0.75, subject to appropriate adjustment for stock splits, stock dividends, combinations, recapitalizations or other recapitalization affecting the Series A Preferred Stock. (ex 4.1)

Registration Rights Agreement

Each of the Funds and MPF entered into a registration rights agreement with the Issuer on December 14, 2006, pursuant to which the Issuer agreed to register the MPF Shares and the 13,333,332 shares of Common Stock that were issuable upon conversion of the Series A Shares as of December 14, 2006 (the "Conversion Shares"). If the Issuer fails to file a registration statement with the Securities and Exchange Commission to register the MPF Shares and the Conversion Shares by January 31, 2007 or fails to cause such registration statement to be effective on or before May 11, 2007, the Company will pay to the Funds and MPF One Thousand Five Hundred Dollars ($1,500) per day until such registration statement is declared effective. Ex 10.2

March 2007 Transactions

Descriptions of each of: (i) the Stock Sale and Purchase Agreement by and between Momentum Fund and Michael Martinez, (ii) the Stock Sale and Purchase Agreement by and between Momentum Fund III and Michael Martinez, and (iii) the Stock Sale and Purchase Agreement by and between MPF and Michael Martinez, set forth in Item 4 of this Statement are incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits.


Exhibit 7(a) Subscription Agreement for Series A Shares, dated December 21, 2005, filed by the Issuer as Exhibit 10.1 to the Issuer's 8-K filed with the Securities and Exchange Commission on December 27, 2005, and incorporated herein by this reference.

Exhibit 7(b) Certificate of Designation of Preferences and Rights of Series A Convertible Preferred Stock, effective December 27, 2005, filed by the Issuer as Exhibit 4.1 to the Issuer's 8-K filed with the Securities and Exchange Commission on December 27, 2005, and incorporated herein by this reference.

Exhibit 7(c) Registration Rights Agreement, dated December 21, 2005, filed by the Issuer as Exhibit 10.2 to the Issuer's 8-K filed with the Securities and Exchange Commission on December 27, 2005, and incorporated herein by this reference.

Exhibit 7(d) Warrant for up 265,000 shares of Common Stock, filed by the Issuer as Exhibit 4.2 to the Issuer's 8-K filed with the Securities and Exchange Commission on December 27, 2005, and incorporated herein by this reference.

Exhibit 7(e) Assignment and Assumption Agreement, dated December 21, 2006, by and among MAG, Momentum Fund, Momentum Fund III and MPF.

Exhibit 7(f) Subscription Agreement for MPF Shares, dated December 14, 2006, by and among Momentum Fund, Momentum Fund III, MPF, MAG and the Issuer, filed by the Issuer as Exhibit 10.1 to the Issuer's 8-K filed with the Securities and Exchange Commission on December 20, 2006, and incorporated herein by this reference.

Exhibit 7(g) Amendment to the Certificate of Designation of Series A Preferred Stock, filed by the Issuer as Exhibit 4.1 to the Issuer's 8-K filed with the Securities and Exchange Commission on December 20, 2006, and incorporated herein by this reference.

Exhibit 7(h) Registration Rights Agreement, by and among Momentum Fund, Momentum Fund III, MPF and the Issuer, dated December 14, 2006, filed by the Issuer as Exhibit 10.2 to the Issuer's 8-K filed with the Securities and Exchange Commission on December 20, 2006, and incorporated herein by this reference.

Exhibit 7(i) Stock Sale and Purchase Agreement by and between Momentum Fund and Michael Martinez, dated March 1, 2007.

Exhibit 7(j) Stock Sale and Purchase Agreement by and between Momentum Fund III and Michael Martinez, dated March 1, 2007.

Exhibit 7(k) Stock Sale and Purchase Agreement by and between MPF and Michael Martinez, dated March 1, 2007.

Exhibit 7(l) Agreement of Joint Filing, executed by the Reporting Persons pursuant to Section 240.13d-1(k), incorporated herein by this reference.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 8, 2007                     REDLANDS ADVISORS, INC.

                                         By: /s/ David F. Firestone
                                             ----------------------------------
                                                 David F. Firestone
                                                 President


Dated: March 8, 2007                         /s/ David F. Firestone
                                             ----------------------------------
                                                 David F. Firestone


Dated: March 8, 2007                     MERCATOR MOMENTUM FUND, L.P.

                                         By:   M.A.G. CAPITAL, LLC,
                                               its general partner

                                               By: /s/ Harry Aharonian
                                                   ----------------------------
                                                       Harry Aharonian,
                                                       Portfolio Manager


Dated: March 8, 2007                     MERCATOR MOMENTUM FUND III, L.P.

                                         By:   M.A.G. CAPITAL, LLC,
                                               its general partner

                                               By: /s/ Harry Aharonian
                                                   ----------------------------
                                                       Harry Aharonian,
                                                       Portfolio Manager


Dated: March 8, 2007                     M.A.G. CAPITAL, LLC

                                         By: /s/ Harry Aharonian
                                             ----------------------------------
                                                 Harry Aharonian,
                                                 Portfolio Manager


Dated: March 8, 2007                     MONARCH POINTE FUND, LTD.

                                         By: /s/ Harry Aharonian
                                             ----------------------------------
                                                 Harry Aharonian,
                                                 Director